UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42712

Happy City Holdings Limited

(Translation of registrant’s name into English)

30 Cecil Street

#19-08 Prudential Tower

Singapore

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Happy City,” “we,” “us” and “our” refer to Happy City Holdings Limited and its subsidiaries.

Resignation of Mr. Yiu Wai Ming

On August 25, 2026, the board of directors of the Company (the “Board”) received and accepted the resignation of Mr. Yiu Wai Ming (“Mr. Yiu”) from his position as an independent director of the Company, and from his positions as the chair of the compensation committee and a member of each of the audit committee and the nominating committee of the Board, in each case effective August 31, 2026. Mr. Yiu resigned due to his other professional commitments and not due to any disagreement or dispute with the Company, the Board or the Company’s management team on any matter relating to the Company’s operations, policies, or practices. Mr. Yiu further confirmed that there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company or the regulators.

Following Mr. Yiu’s resignation, the Board consists of five directors, three of whom are independent directors under the listing rules of The Nasdaq Stock Market LLC, and the audit committee, the compensation committee and the nominating committee of the Board each continue to consist of three independent directors. Mr. Kwok Ho Pan will serve as the chair of the compensation committee, effective August 31, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2026	Happy City Holdings Limited

	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

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